DC

No ACT

P.E. 12-21-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07044042

February 5, 2007

Shelley J. Dropkin
General Counsel
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/5/2007

Re: Citigroup Inc.
Incoming letter dated December 21, 2006

Dear Ms. Dropkin:

This is in response to your letter dated December 21, 2006 concerning the shareholder proposal submitted to Citigroup by Thomas J. Borelli, Ph.D. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
FEB 2 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Dr. Thomas J. Borelli
173 Oakland Avenue
Eastchester, NY 10709

PROCESSED
FEB 23 2007
THOMSON
FINANCIAL

B

831001

citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600
dropkins@citigroup.com

RECEIVED
2006 DEC 27 AM 9:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 21, 2006

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by Thomas J. Borelli

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement (the "Proposal") submitted by Thomas J. Borelli, Ph.D (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 17, 2007 (the "Proxy Materials"). Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rule 14a-8(i)(7) promulgated under the Exchange Act.

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of Citigroup Inc.'s intention to omit the Proposal from the Proxy Materials. Citigroup Inc. currently plans to file its definitive Proxy Materials with the Securities and Exchange Commission on or about March 13, 2007.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Dr. Thomas J. Borelli

Encls.

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to exclude the stockholder proposal and supporting statement (the "Proposal") a copy of which is annexed hereto as Exhibit A, submitted by Thomas J. Borelli (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2007 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 17, 2007.

The Proposal requests that the Board of Directors prepare "an annual business Social Responsibility Report." The Proposal recommends that the report include a description of Company activity and plans with respect to:

> "1. Reducing the impact on the Company of: unmeritorious litigation (lawsuit/tort reform); unnecessarily burdensome laws and regulations (e.g., Sarbanes-Oxley reform); and taxes on the Company (i.e., tax reform).
> 2. Promoting key pro-free enterprise principles and public policies – including private property rights, trade liberalization, and deregulation – that expand business opportunities and increase shareholder value.
> 3. Promoting the social benefits of business and the virtues of capitalism through support of pro-free enterprise nonprofit groups, public relations and participation in effective business trade organizations."

It is Citigroup's belief that the Proposal, insofar as it seeks information related to strategies on lobbying and public policy issues, may be excluded pursuant to Rule 14a-8(i)(7) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(7) provides that a proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations."

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT REQUESTS ADDITIONAL REPORTS TO STOCKHOLDERS ON ORDINARY BUSINESS MATTERS PERTAINING TO COMPANY EFFORTS TO INFLUENCE LEGISLATION AND REGULATIONS WITH RESPECT TO MATTERS THAT IMPACT CITIGROUP'S ORDINARY BUSINESS OPERATIONS.

The Securities and Exchange Commission ("Commission") promulgates rules governing disclosure by companies in order to allow stockholders and potential investors to evaluate those companies based on accurate and sufficient information. Decisions to disclose additional information beyond that which is required by the Commission fall squarely within management's ordinary business judgment. The Proposal requests that the Company prepare a report to stockholders disclosing the Company's efforts to undertake the enumerated lobbying activities on issues that impact the Company's businesses on a day-to-day basis and, therefore, relates to the Company's ordinary business operations.

Citigroup is a highly regulated financial institution whose existence is dependent on state and federal laws. Citigroup's Global Government Affairs Office works with all of Citigroup's businesses to influence legislative and public policy debates on a daily basis on matters impacting the Company, directly or indirectly. The Company's positions are presented to a host of federal and state governmental and regulatory authorities, including, but not limited to Congress, the Executive Branch, the Office of the Comptroller of the Currency, the Office of Thrift Supervision, the Federal Reserve, the Federal Deposit Insurance Corporation, state governors, state attorneys general, state banking departments, state insurance departments, and state tax departments. These efforts deal with a number of the enumerated matters presented in the Proposal and disclosures of which legislation is pursued are made bi-annually at the federal level pursuant to the Lobbying Disclosure Act of 1995.

Determinations regarding where to direct lobbying efforts and what positions to take on such issues are fundamental business decisions made by Citigroup's government affairs professionals in consultation with management of the Company's various businesses. Such strategic decisions are made in the ordinary course of the Company's business operations. Therefore, a proposal requesting a report on such information implicates the Company's ordinary business operations and may be excluded under Rule 14a-8(i)(7)..

Among the numerous examples of ordinary business operations implicated in the Proposal is the request for information on the Company's lobbying efforts with respect to federal tax reform. Among the many responsibilities of the Citigroup Tax Department is tax planning for the entire global organization. A subset of this role is to monitor new tax rules, significant proposals to change current tax rules, and tax issues that need to be solved through tax law changes; evaluate their impact on the Company; and determine what, if anything, can be done to mitigate any negative impact that these proposals could have on our operations. Consequently, formulation of tax strategies and consideration of the impacts various forms of tax legislation would have on the Company are matters that implicate Citigroup's ordinary business operations.

The Proposal is very similar to a spate of other proposals that the staff ("Staff") of the Division of Corporation Finance of the Commission has consistently deemed inappropriate for shareholder consideration under Rule 14a-8(i)(7), because such proposals requested that companies advance certain positions in public policy debates, lobbying activities and legislation and/or provide supplemental reports to stockholders on the impact of legislation on a matter related to the company's ordinary business operations.

In *Citigroup Inc.* (January 26, 2006), the Staff declined to recommend enforcement action against a company that excluded a proposal requesting that the board publish a report on the impact a flat tax would have on Citigroup pursuant to Rule 14a-8(i)(7). Similarly, in *General Motors Corporation* (April 7, 2006), the Staff declined to recommend enforcement action against a company that excluded a proposal under Rule 14a-8(i)(7), which requested that the company petition the U.S. Government to enact more stringent standards of fuel economy for certain vehicles. In *International Business Machines Corporation* (January 21, 2002), a proposal requesting a report from management that would have the effect of involving the Company in the political or legislative process to promote the establishment of a national health insurance system was excluded under Rule 14a-8(i)(7). In *Niagara Mohawk Holdings, Inc.* (March 5, 2001), a proposal requesting a board to establish a committee of outside directors to report on the impact pension-related proposals under consideration by national policymakers would have on the company was excluded under Rule 14a-8(i)(7).

The Proposal requests disclosure on the Company's efforts to influence legislation and regulation on numerous matters that impact the Company on a daily basis. Legislative strategies and disclosure of such strategies are core management functions that have been consistently deemed ordinary business matters under Rule 14a-8(i)(7). In Exchange Act Release No. 34-40018 (the "1998 Release"), the Commission explained the policy underlying the ordinary business exclusion by stating, in part: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

Lobbying strategies and activities are complex and integral to the advancement of a company's ordinary business operations. If one considers that proposed legislation could be helpful to one business in a company and harmful to another business in the same company, it is clear that a company's management must weigh the relevant factors and decide on appropriate strategy. Management strategies on addressing such issues are made daily in the ordinary course of business operations for a multi-national banking company, such as Citigroup, and any decisions related to disclosure in this area fall squarely within the Company's ordinary business operations.

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

Business Social Responsibility Report

Resolved: The shareholders request that the Board of Directors prepare, at reasonable expense and omitting proprietary information, an annual Business Social Responsibility Report. The report may include a description of Company activity and plans with respect to:

1. Reducing the impact on the Company of: unmeritorious litigation (lawsuit/tort reform); unnecessarily burdensome laws and regulations (e.g., Sarbanes-Oxley reform); and taxes on the Company (i.e., tax reform).
2. Promoting key pro-free enterprise principles and public policies – including private property rights, trade liberalization, and deregulation – that expand business opportunities and increase shareholder value.
3. Promoting the social benefits of business and the virtues of capitalism through support of pro-free enterprise nonprofit groups, public relations and participation in effective business trade organizations.

Supporting Statement:

Shareholders expect management to take appropriate actions to advance shareholder interests, including participating in public policy debates and lobbying activities

Shareholders have the right to know to what extent management is meeting this expectation.

Frivolous litigation, excessive jury verdicts, excessive legal fees and class action lawsuit abuse; unnecessarily burdensome federal and state laws and regulations; high corporate taxes; and other anti-business circumstances and conditions may create a business environment that is not conducive to management's main responsibility – increasing shareholder value.

Frivolous lawsuits are a persistent drag on economic growth and prosperity, costing an estimated $200 billion per year according to the Manhattan Institute. Beyond this significant drag on the economy, lawsuits can devastate companies and entire industries.

Compliance with the Sarbanes-Oxley Act of 2002 (SOX) is unduly burdensome. The net private cost of SOX has been estimated to be as much as $1.4 trillion, according to a February 2005 study from the University of Rochester, while SOX's benefits are, at best, intangible and difficult to quantify.

The current federal corporate income tax is complex, costly, and burdensome for businesses. Federal tax laws and regulations exceed 50,000 pages. Annual tax compliance costs may reach $200 billion per year. The U.S. has the second-highest corporate tax rate among 69 countries, according to the Cato Institute.

The 2003 dividend-tax cut reduced the cost of owning stock and encouraged firms to pay out dividend checks to shareholders, and enabled Fortune 500 companies to pay $60 billion more in dividends checks than before, according to the Cato Institute.

Businesses provide myriad social benefits including: valuable goods and services, jobs and related benefits, individual and societal wealth creation, technological innovation, and tax revenues.

Failing to promote the social value of business and its philosophical basis (i.e., capitalism and free enterprise), and failing to defend business from unmeritorious and harmful attacks by opportunistic politicians and anti-business social activists, businesses risk losing the battle for public opinion. The loss of public esteem may subject business to greater government regulation, increased lawsuit pressure and higher taxes – all of which contribute to a more hostile business environment that may harm shareholder value.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 21, 2006

The proposal requests a report on Citigroup's activity and plans with respect to certain regulatory matters and public policies.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(7) as relating to Citigroup's ordinary business operations (i.e., evaluating the impact of government regulation on the company). Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Derek B. Swanson
Attorney-Adviser

END